FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

27 March 2017

HSBC HOLDINGS PLC

FOURTH INTERIM DIVIDEND FOR 2016

On 21 February 2017, the Directors of HSBC Holdings plc declared the fourth interim dividend for 2016 of US$0.21 per ordinary share. The dividend is payable on 6 April 2017 to holders of record on 24 February 2017 on the Principal Register in the United Kingdom or the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, and with a scrip dividend alternative.

Dividends payable in cash in Hong Kong dollars or sterling will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 27 March 2017 (US$1=HK$7.766814 and £1=US$1.259319). Accordingly, the cash dividend payable on 6 April 2017 will be:

                 US$0.21 per share;

                 approximately HK$1.631031 per share; or

                 approximately £0.166757 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$1.05 per ADS. It will be paid on 6 April 2017. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 27 March 2017